                                                                Exhibit 99.4(a)


                        SUN INTERNATIONAL HOTELS LIMITED

            Consolidated Financial Statements as of December 31, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Shareholders of Sun International Hotels Limited:

We have audited the accompanying consolidated balance sheets of Sun International Hotels Limited and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun International Hotels Limited and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP


Roseland, New Jersey
January 18, 2000 (except for the matters discussed in Notes 15 and 20 as to which the date is June 23, 2000)

                        SUN INTERNATIONAL HOTELS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                          (IN THOUSANDS OF US DOLLARS)

                                                                             DECEMBER 31,
                                                                    ---------------------------
                                                                         1999           1998
                                                                    ------------    -----------

      ASSETS
      Current assets:
        Cash and cash equivalents                                    $    39,229    $    61,206
        Restricted cash equivalents                                          981          1,917
        Trade receivables, net                                            44,425         36,319
        Due from affiliates                                               14,212          7,062
        Inventories                                                       13,742          8,899
         Prepaid expenses                                                  8,412          5,126
                                                                     -----------    -----------
           Total current assets                                          121,001        120,529
      Property and equipment, net                                      1,378,138      1,257,165
      Subordinated notes receivable                                         --           87,385
      Deferred charges and other assets, net                              49,884         36,889
      Investment in associated companies                                  28,593         26,894
      Goodwill, net                                                       93,855         96,871
                                                                     -----------    -----------
           Total assets                                              $ 1,671,471    $ 1,625,733
                                                                     ===========    ===========

      LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
        Current maturities of long-term debt                         $     1,100    $     2,382
        Accounts payable and accrued liabilities                         133,334        130,989
        Capital creditors                                                 16,950         33,736
                                                                     -----------    -----------
          Total current liabilities                                      151,384        167,107
      Long-term debt, net of current maturities                          578,033        565,752
      Deferred income taxes                                               42,223         42,253
                                                                     -----------    -----------
              Total liabilities                                          771,640        775,112
                                                                     -----------    -----------

      Commitments and contingencies
      Shareholders' equity:
        Ordinary Shares                                                       34             34
        Capital in excess of par                                         677,918        675,595
        Cumulative other comprehensive income                             (5,569)        (3,611)
        Retained earnings                                                248,425        178,603
                                                                     -----------    -----------
                                                                         920,808        850,621
Treasury stock                                                           (20,977)          --
                                                                     -----------    -----------
              Total shareholders' equity                                 899,831        850,621
                                                                     -----------    -----------
              Total liabilities and shareholders' equity             $ 1,671,471    $ 1,625,733
                                                                     ===========    ===========

      The accompanying notes are an integral part of these balance sheets.

                        SUN INTERNATIONAL HOTELS LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE DATA)


                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                ----------------------------------
                                                 1999          1998          1997
                                                -------       ------        ------
Revenues:
  Gaming                                       $ 351,545    $ 319,342    $ 329,610
  Rooms                                          164,831       94,942       96,846
  Food and beverage                              137,100       86,593       91,329
  Tour operations                                 28,714       14,757       15,403
  Management and other fees                       46,898       40,645       22,979
  Other revenues                                  45,910       35,391       44,503
  Insurance recovery                              14,209         --           --
                                               ---------    ---------    ---------
    Gross revenues                               789,207      591,670      600,670
  Less: promotional allowances                   (50,240)     (40,792)     (41,758)
                                               ---------    ---------    ---------
    Net revenues                                 738,967      550,878      558,912
                                               ---------    ---------    ---------

Costs and expenses:
  Gaming                                         209,177      190,543      199,269
  Rooms                                           30,448       15,352       15,696
  Food and beverage                               91,539       59,145       60,750
  Other operating expenses                        92,705       72,102       75,982
  Selling, general and administrative             93,962       70,024       64,846
  Tour operations                                 27,816       14,653       14,913
  Corporate expenses                              16,260       18,811       14,193
  Depreciation and amortization                   57,230       32,081       28,639
  Pre-opening expenses                             5,398       25,961         --
                                               ---------    ---------    ---------
    Total cost and expenses                      624,535      498,672      474,288
                                               ---------    ---------    ---------

         Income from operations                  114,432       52,206       84,624
                                               ---------    ---------    ---------

Other income (expense):
  Interest income                                 12,725       15,651       16,144
  Interest expense, net of capitalization        (50,699)      (4,516)     (24,370)
  Equity in earnings of associated companies       2,628        2,730        2,214
  Gain on sale of equity interest in
     associated company                             --           --         13,386
  Other, net                                          60         (316)         335
                                               ---------    ---------    ---------
        Total other income (expense), net        (35,286)      13,549        7,709
                                               ---------    ---------    ---------
Income before provision for income taxes
  and extraordinary item                          79,146       65,755       92,333
Provision for income taxes                        (9,324)      (8,009)      (6,368)
                                               ---------    ---------    ---------
Income before extraordinary item                  69,822       57,746       85,965
Extraordinary item, net                             --           --         (2,957)
                                               ---------    ---------    ---------
  Net income                                   $  69,822    $  57,746    $  83,008
                                               =========    =========    =========
Earnings per share:
  Basic                                        $    2.09    $    1.74    $    2.52
                                               =========    =========    =========
  Diluted                                      $    2.05    $    1.70    $    2.44
                                               =========    =========    =========


        The accompanying notes are an integral part of these statements.

                        SUN INTERNATIONAL HOTELS LIMITED
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)




                                                      ORDINARY SHARES
                                                  -------------------------      CAPITAL IN
                                                  SHARE           AMOUNT        EXCESS OF PAR
                                                  -----           ------        -------------

Balance at December 31, 1996                      32,707         $      32        $ 666,262

Translation reserves                                --                --               --
Exercise of share options                            254                 1            4,599
Net income                                          --                --               --
                                               ---------         ---------        ---------
  Balance at December 31, 1997                    32,961                33          670,861

Translation reserves                                --                --               --
Exercise of share options                            393                 1            4,734
Exercise of warrants                                 223              --               --
Net income                                          --                --               --
                                               ---------         ---------        ---------
  Balance at December 31, 1998                    33,577                34          675,595


Translation reserves                                --                --               --
Repurchase of 1 million Ordinary Shares             --                --               --
Exercise of share options                            112              --              2,696
Shares canceled                                       (7)             --               (373)
Net income                                          --                --               --
                                               ---------         ---------        ---------
   Balance at December 31, 1999                   33,682         $      34        $ 677,918
                                               =========         =========        =========





                                                   RETAINED EARNINGS
                                              -----------------------------
                                                              ACCUMULATED
                                                                  OTHER                                            COMPREHENSIVE
                                              RETAINED        COMPREHENSIVE    TREASURY             TOTAL           INCOME FOR
                                              EARNINGS           INCOME          STOCK              EQUITY          THE PERIOD
                                              --------           ------          -----              ------          ----------

                          >
Balance at December 31, 1996                 $  37,849        $  (1,154)        $    --           $ 702,989

Translation reserves                              --               (314)             --                (314)        $    (314)
Exercise of share options                         --               --                --               4,600              --
Net income                                      83,008             --                --              83,008            83,008
                                             ---------        ---------         ---------         ---------         ---------
  Balance at December 31, 1997                 120,857           (1,468)             --             790,283         $  82,694
                                                                                                                    =========
Translation reserves                              --             (2,143)             --              (2,143)        $  (2,143)
Exercise of share options                         --               --                --               4,735              --
Exercise of warrants                              --               --                --                --                --
Net income                                      57,746             --                --              57,746            57,746
                                             ---------        ---------         ---------         ---------         ---------
  Balance at December 31, 1998                 178,603           (3,611)             --             850,621         $  55,603
                                                                                                                    =========

Translation reserves                              --             (1,958)             --              (1,958)        $  (1,958)
Repurchase of 1 million Ordinary Shares           --                              (20,977)          (20,977)             --
Exercise of share options                         --               --                --               2,696              --
Shares canceled                                   --               --                --                (373)             --
Net income                                      69,822             --                --              69,822            69,822
                                             ---------        ---------         ---------         ---------         ---------
   Balance at December 31, 1999              $ 248,425        $  (5,569)        $ (20,977)        $ 899,831         $  67,864
                                             =========        =========         =========         =========         =========




        The accompanying notes are an integral part of these statements.

                        SUN INTERNATIONAL HOTELS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN THOUSANDS OF US DOLLARS)


                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------
                                                               1999           1998         1997
                                                            -----------   -----------  ------------
Cash flows from operating activities:
   Net income                                               $  69,822     $  57,746     $  83,008
   Adjustments to reconcile net income to net
      cash provided by operating activities:
        Extraordinary item                                       --            --           2,957
        Depreciation and amortization                          60,147        34,960        30,640
        Gain on sale of equity interest in
          associated company                                     --            --         (13,386)
        (Gain) loss on sale of assets                             (60)          316          (628)
        Equity in earnings of associated companies,
          net of dividends received                                23          (670)         (625)
        Utilization of tax benefits acquired in merger           --           1,887         4,085
        Provision for doubtful receivables                      6,466         2,189         1,314
        Provision for discount on CRDA
         obligations, net                                         587           572           987
        Net change in working capital accounts:
           Receivables                                        (20,440)      (19,744)      (10,475)
           Due from affiliates                                 (7,150)          839        (2,833)
           Inventories and prepaid expenses                    (8,129)       (1,896)          (49)
           Accounts payable and accrued liabilities             4,198        22,603         6,587
        Net change in deferred charges and other assets         4,548        (4,953)          733
        Net change in deferred tax liability                      (30)       (3,747)         --
                                                            ---------     ---------     ---------
            Net cash provided by operating activities         109,982        90,102       102,315
                                                            ---------     ---------     ---------

  Cash flows from investing activities:
     Payments for capital expenditures                       (205,046)     (443,996)     (219,700)
     Proceeds from sale of investment                            --            --          18,785
     Proceeds from sale of assets                               5,186       110,313         7,712
     Proceeds from redemption of Subordinated Notes            94,126          --            --
     Purchase of Additional Subordinated Notes                   --            --          (8,000)
     Desert Inn acquisition costs                             (16,117)         --            --
     Payments for investment in joint venture                    (600)         --            --
     Sale of Additional Subordinated Notes                      2,798         2,798         2,800
     Payments for expenses of merger                             --            (745)       (8,057)
     Payment received from loan to affiliate                     --            --           1,108
     CRDA deposits                                             (2,746)       (2,955)       (3,122)
                                                            ---------     ---------     ---------
           Net cash used in investing activities             (122,399)     (334,585)     (208,474)
                                                            ---------     ---------     ---------

  Cash flows from financing activities:
     Proceeds from exercise of share options                    2,696         4,735         4,600
     Early redemption of debt                                    --            --        (153,712)
     Borrowings                                               129,000       264,000       299,084
     Repurchase of Ordinary Shares                            (20,977)         --            --
     Debt issuance and modification costs                      (2,361)         (694)      (12,762)
     Repayment of borrowings                                 (118,854)     (113,596)         (754)
                                                            ---------     ---------     ---------
     Net cash provided by (used in) financing activities      (10,496)      154,445       136,456
                                                            ---------     ---------     ---------

     Increase (decrease) in cash and cash equivalents         (22,913)      (90,038)       30,297
  Cash and cash equivalents at beginning of period             63,123       153,161       122,864
                                                            ---------     ---------     ---------
  Cash and cash equivalents at end of period                $  40,210     $  63,123     $ 153,161
                                                            =========     =========     =========

The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1-ORGANIZATION AND BASIS OF PRESENTATION

Sun International Hotels Limited ("SIHL") is an international resort and gaming company that develops, operates and manages premier resort and casino properties. The term "Company" as used herein includes SIHL and its subsidiaries. The Company currently operates or manages resort hotels and/or casinos in The Bahamas, Atlantic City, Indian Ocean and Dubai. In addition, the Company earns income based on the gross revenues of a casino in Connecticut. The Company's largest property is Atlantis, a 2,317-room resort and casino located on Paradise Island, The Bahamas.

THE BAHAMAS

SIHL was incorporated under the laws of the Commonwealth of The Bahamas on August 13, 1993. The Company, through certain Bahamian subsidiaries, owns and operates the Atlantis Resort and Casino Complex, which includes the Coral and Beach Towers, as well as the Royal Towers which opened in December 1998, the Ocean Club Golf & Tennis Resort, a golf course, a water plant, and other improvements on Paradise Island, as well as land available for sale or development.

In December 1998, the Company completed a major expansion at the Atlantis Resort and Casino (the "Paradise Island Expansion"). The Paradise Island Expansion included a deluxe 1,200-room hotel, a new 100,000 square-foot casino entertainment complex, a new marina, as well as a dramatic expansion to the ocean-themed adventure environment of Atlantis. During the second quarter of 1999, the Company completed construction of a new convention facility. In 1999, the Company commenced construction of the new Villas at the Ocean Club, the renovation of the golf course and clubhouse, as well as the development of infrastructure at the east-end of Paradise Island in preparation for the sale of lots at Ocean Club Estates.

ATLANTIC CITY

Through its wholly owned subsidiary Sun International North America, Inc. ("SINA"), the Company owns and operates the Resorts Atlantic City hotel and casino in Atlantic City, New Jersey ("Resorts Atlantic City"). SINA, which has been doing business since 1958, was acquired by SIHL in a merger transaction in December 1996. Resorts Atlantic City includes two hotel towers which comprise of 644 guest rooms, a 70,000 square foot casino and an 5,000 square foot pari-mutual betting and slot machine area.

CONNECTICUT

The Company has a 50% interest in, and is a managing partner of, Trading Cove Associates ("TCA"), a Connecticut general partnership that developed, and until December 31, 1999, had a management agreement with the Mohegan Tribal Gaming Authority ("MTGA"), an instrumentality of the Mohegan Tribe of Indians of Connecticut (the "Tribe"), to operate, a casino resort and entertainment complex situated in the town of Uncasville, Connecticut (the "Mohegan Sun Casino"). The Mohegan Sun Casino opened on October 12, 1996. The management agreement, which covered development, management, marketing and administration services, provided that TCA was entitled to receive between 30% and 40% of the net profits, as defined, of the Mohegan Sun Casino.

On February 9, 1998, the Tribe appointed TCA to develop its proposed expansion of the Mohegan Sun Casino, which is currently expected to cost approximately $800.0 million. In addition, effective January 1, 2000, TCA turned over management of the Mohegan Sun Resort Complex (which comprises the existing operations and the proposed expansion) to the Tribe. In exchange for relinquishing its rights under its previously existing agreements, beginning January 1, 2000, TCA will receive annual payments of five percent of the gross revenues of the Mohegan Sun Resort Complex for a 15-year period.

In connection with the original development of the Mohegan Sun Casino, in 1996 the Company acquired $20.0 million of subordinated notes (the "Subordinated Notes") issued by MTGA. The Subordinated Notes earned interest at 15% per annum. Interest payable on the Subordinated Notes was satisfied by the issuance of additional Subordinated Notes. Interest payments through December 31, 1999 of approximately $17.0 million on the Subordinated Notes were satisfied in this manner.

In 1996, the Company also acquired $50.0 million of notes (the "Additional Subordinated Notes") from MTGA related to a construction completion guarantee, which bore interest at prime plus 1%. Interest payable on the Additional Subordinated Notes was satisfied by the further issuance of Additional Subordinated Notes. Interest payments through December 31, 1999 of approximately $15.5 million on the Additional Subordinated Notes were satisfied in this manner. In each of October 1999, 1998 and 1997, the Company sold $2.8 million Additional Subordinated Notes, which included accrued interest thereon, to its partner in TCA.

On December 31, 1999, the aggregate balance on the Subordinated Notes and the Additional Subordinated Notes of $94.1 million, including accrued interest, was repaid in full.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of SIHL and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Investments in associated companies, which are less than 50% and more than 20% owned, are accounted for under the equity method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company provides allowances for doubtful accounts arising from casino, hotel and other services, which are based upon a specific review of certain outstanding receivables. In determining the amounts of the allowances, the Company is required to make certain estimates and assumptions and actual results may differ from these estimates and assumptions.

REVENUE RECOGNITION

The Company recognizes the net win from casino gaming activities (the difference between gaming wins and losses) as casino revenues. Revenues from hotel and related services are recognized at the time the related service is performed. Management fees and other operating revenues include fees charged to unconsolidated affiliates for casino hotel management, executive management and project consulting. Revenues are recorded at the time the service is provided.

PROMOTIONAL ALLOWANCES

The retail value of accommodations, food, beverage and other services provided to customers without charge is included in gross revenues and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in gaming costs and expenses as follows:


                                             FOR THE YEAR ENDED DECEMBER 31,
                                             ------------------------------
          (In thousands of US dollars)          1999      1998        1997
                                              -------    -------    -------
          Rooms                               $ 7,894    $ 6,671    $ 5,965
          Food and beverage                    21,692     17,921     19,315
          Other                                 7,762      5,819      5,402
                                              -------    -------    -------
                                              $37,348    $30,411    $30,682
                                              =======    =======    =======


PRE-OPENING EXPENSES

In 1998, the Company capitalized pre-opening costs, substantially all of which were associated with the Paradise Island Expansion, as they were incurred. All such costs were charged to operations in the fourth quarter of 1998 in conjunction with the opening. Effective 1999, the Company adopted Statement of Position 98-5 which states that all such costs will be charged to expense as incurred. In 1999, pre-opening expenses related to the opening of the newly renovated casino at Resorts Atlantic City.

FOREIGN CURRENCY

Transactions denominated in foreign currencies are recorded in local currency at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are reported at the rates of exchange prevailing at those dates. Any gains or losses arising on monetary assets and liabilities from a change in exchange rates subsequent to the date of the transaction have been included in corporate expenses in the accompanying consolidated financial statements. These amounts were not significant for the years ended December 31, 1999, 1998 and 1997.

The financial statements of the Company's equity method investees and certain subsidiaries are translated from their functional currencies into US dollars using current and historical exchange rates. Translation adjustments resulting from this process are reported separately and accumulated as a component of other comprehensive income. Upon sale or liquidation of the Company's investments, the translation adjustment is reported as part of the gain or loss on sale or liquidation.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes interest rate protection agreements with two counterparties to manage the impact of interest rate changes on the Company's variable rate debt obligation. The Company does not use derivative financial instruments for trading purposes. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Income or expense on derivative financial instruments used to manage interest rate exposure is recorded on an accrual basis, as an adjustment to the yield of the underlying indebtedness over the periods covered by the contracts. If an interest rate swap is terminated early, any resulting gain or loss is deferred and amortized as an adjustment of the interest cost of the underlying indebtedness over the remaining periods originally covered by the terminated swap. If all or part of an underlying position is terminated, the related pro-rata portion of any unrecognized gain or loss on the swap is recognized in income at that time as part of the gain or loss on the termination. Amounts receivable or payable under the agreements are included in receivables or accrued liabilities in the accompanying consolidated balance sheets and were not material at December 31, 1999 and 1998.

CASH EQUIVALENTS

The Company considers all of its short-term money market securities purchased with original maturities of three months or less to be cash equivalents.

INVENTORIES

Inventories of provisions and supplies are carried at the lower of cost (first-in, first-out) or market value. Provisions have been made to reduce excess or obsolete inventories to their estimated net realizable value.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated over the estimated useful lives reported below using the straight-line method.

        Land improvements and utilities             14-40 years
        Hotels and other buildings                  15-40 years
        Furniture, machinery and equipment           2-15 years

Interest costs incurred during the construction period are capitalized.

DEFERRED CHARGES AND OTHER ASSETS

Deferred charges related to the Mohegan Sun Casino are generally amortized over the term of the original management agreement. Debt issuance costs are amortized over the terms of the related indebtedness.

GOODWILL

Goodwill is amortized on a straight line basis over 40 years. Amortization expense included in the accompanying consolidated statements of income related to goodwill was $2.6 million, $2.7 million and $2.4 million for the years ended December 31, 1999, 1998 and 1997, respectively. Goodwill related to the investment in associated companies is included therein in the accompanying consolidated balance sheets. Equity in earnings of associated companies for each of the years ended December 31, 1999, 1998 and 1997 is net of $264,000 of amortization expense related to such goodwill.

STOCK OPTION COMPENSATION

The Company has elected to apply Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for compensation under its stock option plans in lieu of the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). Certain proforma disclosures related to SFAS 123 are included in Note 10.

LONG LIVED ASSETS

The Company reviews its long lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company does not believe that any such changes have occurred.

INCOME TAXES

The Company is subject to income taxes in certain jurisdictions. Accordingly, the accompanying consolidated statements of income include provisions and benefits for income taxes based on prevailing tax laws of those jurisdictions.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Under this standard, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities at enacted tax rates. A valuation allowance is recognized based on an estimate of the likelihood that some portion or all of the deferred tax asset will not be realized.

OTHER COMPREHENSIVE INCOME

Other comprehensive income items are not reported net of tax as they relate to translation reserves on investments owned by foreign entities that are not subject to taxation.

PER SHARE DATA

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share". The following reconciliation of the shares used in the per share computations is presented:

                                           FOR THE YEAR ENDED DECEMBER 31,
                                          -------------------------------
          (In thousands)                     1999       1998      1997
                                           -------   --------  --------
          Weighted average shares
            used in basic computations      33,465    33,270    32,920
          Stock options, warrants and
            restricted shares awarded          540       764     1,031
                                            ------    ------    ------
          Weighted average shares
            used in diluted computations    34,005    34,034    33,951
                                            ======    ======    ======

The net income amount used as the numerator in calculating basic and diluted earnings per share is the net income in the accompanying consolidated statements of income.

RECLASSIFICATIONS

Certain balances in the accompanying consolidated financial statements for 1998 and 1997 have been reclassified to conform to the current year presentation.

NOTE 3-CASH AND CASH EQUIVALENTS

Cash equivalents at December 31, 1999 and 1998 included reverse repurchase agreements (federal government securities purchased under agreements to resell those securities) under which the Company had not taken delivery of the underlying securities and investments in a money market fund that invests exclusively in US Treasury obligations. At December 31, 1999, the Company held reverse repurchase agreements of $.5 million, all of which matured January 3, 2000.

NOTE 4-TRADE RECEIVABLES

Components of trade receivables were as follows:


                                                        DECEMBER 31,
                                                 -----------------------
         (In thousands of US dollars)               1999          1998
                                                 ----------    ---------
         Gaming                                   $ 29,673     $ 18,269
         Less: allowance for doubtful accounts      (9,943)      (6,047)
                                                  --------     --------
                                                    19,730       12,222
                                                  --------     --------
          Non-gaming:
           Hotel and related                        19,792       13,752
           Other                                     8,595       11,510
                                                  --------     --------

                                                    28,387       25,262
         Less: allowance for doubtful accounts      (3,692)      (1,165)
                                                  --------     --------
                                                    24,695       24,097
                                                  --------     --------
                                                  $ 44,425     $ 36,319
                                                  ========     ========

NOTE 5-PROPERTY AND EQUIPMENT

Components of property and equipment were as follows:

                                                        DECEMBER 31,
                                              ----------------------------
         (In thousands of US dollars)              1999            1998
                                              ------------     -----------
         Land and land rights                  $   351,495     $   351,826
         Land improvements and utilities           185,268         185,048
         Hotels and other buildings                704,765         611,958
         Furniture, machinery and equipment        185,824         141,284
         Construction in progress                   73,645          39,812
                                               -----------     -----------
                                                 1,500,997       1,329,928
         Less: accumulated depreciation           (122,859)        (72,763)
                                               -----------     -----------
                                               $ 1,378,138     $ 1,257,165
                                               ===========     ===========

Interest costs of $4,865,000, $35,304,000 and $6,778,000 were capitalized in 1999, 1998 and 1997, respectively.

NOTE 6-DEFERRED CHARGES AND OTHER ASSETS

Components of deferred charges and other assets were as follows:

                                                   DECEMBER 31,
                                              -------------------
         (In thousands of US dollars)           1999       1998
                                              --------   --------
         CRDA bonds and deposits               $16,983    $14,831
         Desert Inn acquisition costs           16,117       --
         Debt issuance costs                    13,400     13,917
         Mohegan Sun Casino                      2,049      2,429
         Other                                   1,335      5,712
                                               -------    -------
                                              $ 49,884   $ 36,889
                                              ========   ========


NOTE 7-ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Components of accounts payable and accrued liabilities were as follows:

                                                  DECEMBER 31,
                                              -------------------
         (In thousands of US dollars)           1999       1998
                                              ---------  --------
         Trade payables                        $36,798    $41,216
         Accrued payroll and related taxes
           and benefits                         15,541     17,361
         Customer deposits and unearned
           revenues                             28,555     17,897
         Accrued interest                        7,853      8,187
         Accrued income taxes                    7,137      4,472
         Other accrued liabilities              37,450     41,856
                                              --------   --------
                                              $133,334   $130,989
                                              ========   ========

NOTE 8-LONG TERM DEBT

        Long-term debt consisted of the following:

                                                     DECEMBER 31,
                                             -------------------------
        (In thousands of US dollars)             1999          1998
                                             ------------   ----------

         9% Senior Notes due 2007             $ 200,000     $ 200,000
         Unamortized discount                      (738)         (807)
                                               ---------     ---------
                                                199,262       199,193
                                               ---------     ---------

         8.625% Senior Notes due 2007           100,000       100,000
                                               ---------     ---------

         Revolving Credit Facility              278,000       259,000
                                               ---------     ---------

         Other                                    1,871         9,941
                                               ---------     ---------
                                                579,133       568,134
         Less: amounts due within one year       (1,100)       (2,382)
                                               ---------     ---------
                                              $ 578,033     $ 565,752

9% SENIOR NOTES

The 9% senior subordinated unsecured notes due 2007 (the "9% Senior Notes"), are unconditionally guaranteed by certain subsidiaries of SINA. Interest on the 9% Senior Notes is payable semi-annually. The indenture for the 9% Senior Notes (the "Senior Indenture") contains certain covenants, including limitations on the ability of the issuers and the guarantors to, among other things: (i) incur additional indebtedness, (ii) incur certain liens, (iii) engage in certain transactions with affiliates and (iv) pay dividends and make certain other payments.

8.625% SENIOR NOTES

In December 1997, the Company filed a registration statement with the Securities and Exchange Commission pursuant to which the Company may, from time to time, issue in one or more series an aggregate of $300.0 million of its debt securities (the "Shelf Registration"). Pursuant to the Shelf Registration, in December 1997 the Company issued $100.0 million of senior subordinated unsecured notes due December 2007 (the "8.625% Senior Notes"). Interest on the 8.625% Senior Notes is payable semi-annually. The indenture for the 8.625% Senior Notes contains the same covenants and restrictions as those in the Senior Indenture.

REVOLVING CREDIT FACILITY

In November 1999, the Company amended an existing facility (the "Revolving Credit Facility") with a syndicate of banks (the "Lenders"), with The Bank of Nova Scotia acting as administrative agent, to allow for an increase in the amount of borrowings. Without further consent by the Lenders, the maximum amount of borrowings that may be outstanding on the Revolving Credit Facility is $475.0 million, and with further consent by the Lenders, borrowings may be allowed up to $625.0 million. Loans under the Revolving Credit Facility bear interest at
(i) the higher of (a) The Bank of Nova Scotia's base rate or (b) the Federal Funds rate, in either case plus an additional 0.750% to 1.625% based on a debt to earnings ratio during the period, as defined (the "Debt Ratio") or (ii) The Bank of Nova Scotia's reserve-adjusted LIBOR rate plus 1.50% to 2.25% based on the Debt Ratio. Loans under the Revolving Credit Facility may be prepaid and reborrowed at any time and are due in full on August 12, 2002. Commitment fees are calculated at per annum rates ranging from 0.375% to 0.500%, based on the Debt Ratio, applied to the undrawn amount of the Revolving Credit Facility and are due, along with accrued interest, quarterly.

The Revolving Credit Facility contains restrictive covenants that include: (a) restrictions on the payment of dividends, (b) minimum levels of earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") and (c) a minimum relationship between EBITDA and interest expense and debt.

OVERDRAFT LOAN FACILITY

Pursuant to a letter of commitment dated September 30, 1994, as amended, between the Company and The Bank of Nova Scotia, the Company has a revolving overdraft loan facility (the "Overdraft Facility") in the amount of Bahamian $5.0 million which was equal to US $5.0 million as of December 31, 1999 and 1998. The Overdraft Facility bears interest at The Bank of Nova Scotia's base rate for Bahamian dollar loans plus 1.5% with repayment subject to annual review. The Overdraft Facility is secured by substantially all of the Company's Bahamian assets and ranks pari passu with the Revolving Credit Facility. At December 31, 1999 and 1998, no amounts were outstanding under the Overdraft Facility.

PRINCIPAL PAYMENTS

Minimum principal payments of long-term debt outstanding as of December 31, 1999 for each of the next five years and thereafter are as follows: 2000-$1,100,000; 2001-$227,000; 2002-$278,203,000; 2003-$107,000; 2004-$100,000;
thereafter-$300,134,000.

NOTE 9-SHAREHOLDERS' EQUITY

The Company's authorized, issued and outstanding shares were as follows:

                                                         DECEMBER 31,
                                                   ----------------------
        (In thousands, except per share data)         1999         1998
                                                   ---------    ---------
         Ordinary Shares
           Par value per share                       $ 0.001    $ 0.001
           Authorized                                250,000    250,000
           Issued and outstanding                     33,682     33,577
         Preference Shares
           Par value per share                       $ 0.001    $ 0.001
           Authorized                                100,000    100,000
           Issued and outstanding                         --         --

NOTE 10-STOCK-BASED COMPENSATION

STOCK OPTIONS

In May 1995, the shareholders of the Company approved a stock option plan (the "1995 Plan") that provided for the issuance of options to acquire up to 2,000,000 Ordinary Shares and in May 1997 the shareholders approved a stock option plan (the "1997 Plan", and together with the 1995 Plan, the "Plans") that provided for the issuance of options to acquire up to 1,000,000 Ordinary Shares. In May 1998, the size of the 1997 Plan was increased to 1,500,000 Ordinary Shares. Pursuant to the Plans, the option prices are equal to the market value per share of the Ordinary Shares on the date of the grant. The 1995 Plan provided for the options to become exercisable, unless otherwise specified by the Board of Directors and subject to certain acceleration and termination provisions, after two years from the date of grant in respect of 20% of such options, and thereafter in installments of 20% per year over a four-year period. The 1997 Plan provides that the vesting period begins one year after the grant date. The options have a term of 10 years from the date of grant.

The Plans provide for options with respect to Ordinary Shares to be granted to directors, officers and employees of SIHL and its subsidiaries.

A summary of the Company's stock option activity for 1999, 1998 and 1997 is as follows:

                                                                            DECEMBER 31,
                                           ----------------------------------------------------------------------------
(In thousands of US dollars,                       1999                        1998                       1997
 except per share data)                    ---------------------       ---------------------      ---------------------
                                                       WEIGHTED                    WEIGHTED                   WEIGHTED
                                                       AVERAGE                     AVERAGE                    AVERAGE
                                                       EXERCISE                    EXERCISE                   EXERCISE
                                                         PRICE                       PRICE                      PRICE
                                           SHARES      PER SHARE       SHARES      PER SHARE      SHARES      PER SHARE
                                           ------      ---------       ------      ---------      ------      ---------
Outstanding at beginning
  of year                                   3,017        $31.38         2,795        $26.32        1,640        $17.41
Granted                                     1,140         25.10           701         41.50        1,476         35.61
Exercised                                    (112)        23.56          (393)        14.45         (253)        18.20
Terminated and other                         (127)        37.69           (86)        36.45          (68)        33.25
                                            -----                       -----                      -----
Outstanding at end of year                  3,918         29.60         3,017         31.38        2,795         26.32
                                            =====                       =====                      =====
Exercisable at end of year                  1,014                         360                        342
                                            =====                       =====                      =====
Available for grant                             -                         125                        272
                                            =====                       =====                      =====

Certain of the options granted during 1999 were granted outside of the Plans.

For purposes of supplemental disclosures required by SFAS 123, the fair value of options granted during 1999, 1998 and 1997 was estimated as of the respective dates of grant using a Black-Scholes option pricing model with the following weighted average assumptions for the periods presented:

                                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                             ------------------------------------
                                                                               1999          1998          1997
                                                                             --------      --------      --------
Risk-free interest rates                                                         5.5%         4.9%          5.8%
Volatility factors of the expected market
  price of  Ordinary Shares                                                     39.0%        38.0%         34.0%
Expected life of options in years                                                 6-7          6-7           6-7
Expected dividend yields                                                            -            -             -
Weighted average grant date fair value                                          $7.67       $12.71        $11.46

Proforma results based on these assumptions
  were as follows:
    Net income (000's)                                                        $62,001      $50,943       $80,109
    Diluted earnings per share                                                $  1.82      $  1.50       $  2.36


EXECUTIVE BONUS PLAN

In 1998, the Company created a bonus plan for certain of its executives that is payable based upon the attainment of specified earnings per share. A portion of the bonus is payable in Ordinary Shares that vest over a three-year period. Any unvested shares at termination of employment are forfeited. The compensation expense relating to the bonus plan amounted to $458,000 and $3.1 million for the years ended December 31, 1999 and 1998, respectively.

NOTE 11-RELATED PARTY TRANSACTIONS

In the normal course of business, the Company undertakes transactions with a number of unconsolidated affiliated companies. Certain of the Company's subsidiaries provide project consulting and management services to such affiliates. Due from affiliates consisted of the following:

                                                     DECEMBER 31,
                                               ------------------------
(In thousands of US dollars)                     1999             1998
                                               -------           ------
Trading Cove Associates                        $ 8,301           $2,090
Sun Indian Ocean                                 5,251            4,662
Other                                              660              310
                                               -------           ------
                                               $14,212           $7,062
                                               =======           ======

NOTE 12-RETIREMENT PLANS

Certain of the Company's subsidiaries participate in a defined contribution plan covering substantially all of their full-time employees. The Company makes contributions to this plan based on a percentage of eligible employee contributions. Total expense for this plan was $876,000, $895,000 and $830,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

In addition to the plan described above, union and certain other employees of the Company's subsidiaries in The Bahamas and Atlantic City are covered by multi-employer defined benefit pension plans to which employers make contributions. In connection with these plans, the Company was billed and paid $6.4 million, $4.8 million and $3.0 million for the years ended December 31, 1999, 1998 and 1997, respectively.


NOTE 13-INCOME TAXES

A significant portion of the Company's operations are located in The Bahamas where there are no income taxes. In 1999, 1998 and 1997, the Company recorded income tax provisions (benefits) relating to its US operations as follows:

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
         (In thousands of US dollars)                1999             1998              1997
                                                  ----------       ----------        ----------
         Current:
           Federal                                 $ 9,197          $11,477           $ 5,754
           State                                       157              279               614
                                                   -------          -------           -------
                                                     9,354           11,756             6,368
         Deferred:
           Federal                                     (30)          (3,747)
                                                   -------          -------           -------
                                                   $ 9,324          $ 8,009           $ 6,368
                                                   =======          =======           =======

In 1997, the Company also recorded $1,593,000 and $450,000 in current federal and state income tax benefits resulting from an extraordinary loss.

The effective income tax rate on income before extraordinary items varies from the statutory federal income tax rate as a result of the following factors:

                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                               1999             1998             1997
                                                              ------           ------           ------
        Statutory federal income tax rate                      35.0%            35.0%            35.0%
        Non US-source income                                  (40.3)           (27.1)           (31.6)
        NOL's and temporary differences
          for which no taxes were provided or
          benefits recognized                                   8.7             (5.7)               -
        Branch profits taxes and other taxes
          on US services                                        6.3              4.4               .8
        Other                                                   2.1              5.6              2.7
                                                              -----            -----            -----
        Effective tax rate                                     11.8%            12.2%             6.9%
                                                              =====            =====            =====

The components of the deferred tax assets and liabilities were as follows:

                                                                            DECEMBER 31,
                                                                   -------------------------------
       (In thousands of US dollars)                                  1999                   1998
                                                                   --------               --------
       Deferred tax liabilities:
         Basis differences on land held for
           investment, development or resale                      $  (6,100)             $  (6,200)
         Basis differences on property and equipment                (44,400)               (44,300)
         Other                                                       (2,402)                (2,100)
                                                                  ---------              ---------
           Total deferred tax liabilities                           (52,902)               (52,600)
       Deferred tax assets:
         Net operating loss carryforwards                           196,700                187,300
         Book reserves not yet deductible for tax
           return purposes                                           14,000                 15,800
         Tax credit carryforwards                                     2,700                  2,800
         Other                                                        5,700                  6,400
                                                                  ---------              ---------
           Total deferred tax assets                                219,100                212,300
         Valuation allowance for deferred tax assets               (208,421)              (201,953)
                                                                  ---------              ---------
         Deferred tax assets, net of valuation allowance             10,679                 10,347
                                                                  ---------              ---------
         Net deferred tax liabilities                             $ (42,223)             $ (42,253)
                                                                  =========              =========

A valuation allowance has been recorded against the portion of those deferred tax assets that the Company believes will more likely than not remain unrealized. Such deferred tax assets primarily relate to the net operating loss carryforwards related to SINA at December 16, 1996, the effective date of its merger transaction with SIHL. If such deferred tax assets were to be realized, the corresponding reduction to the valuation allowance would reduce the carrying value of goodwill.

For federal income tax purposes, SINA had net operating loss carryforwards of approximately $562.0 million at December 31, 1999; however, due to the merger transaction in December 1996, $423.0 million of these net operating loss carryforwards (the "Pre-Change NOLs") are limited in their availability to offset future taxable income of the Company. As a result of these limitations, approximately $11.3 million of Pre-Change NOLs will become available for use each year through the year 2008; an additional $8.4 million will be available in 2009. An additional $13.0 million of these Pre-Change NOLs would be available to offset gains on sales of assets owned at the date of the merger that are sold within five years of that date. The remaining Pre-Change NOLs are expected to expire unutilized.

The restricted NOL carryforwards that the Company believes will become available for utilization expire as follows: $50.0 million in 2005, $23.0 million in 2006, $28.0 million in 2007, $1.0 million in 2009 and $8.0 million in 2011. The unrestricted NOLs that the Company believes may be used to offset future income expire as follows: $2.0 million in 2007, $57.0 million in 2008, $57.0 million in 2012 and $23.0 million in 2019.

NOTE 14-SUPPLEMENTAL CASH FLOW DISCLOSURES

Interest paid in 1999, 1998 and 1997, net of amounts capitalized, amounted to $48.7 million, $3.4 million and $21.1 million respectively. Income taxes paid in 1999, 1998 and 1997 amounted to $6.7 million, $7.0 million and $519,000, respectively.

Non-cash investing and financing activities in 1999, 1998 and 1997 included the following:

        (In thousands of US dollars)                                                          DECEMBER 31,
                                                                                ------------------------------------------
                                                                                  1999             1998             1997
                                                                                --------         --------         --------
         Refinancing of capital lease obligation                                 $1,444           $    -           $     -

         Property and equipment acquired under capital
          lease obligations                                                         938            5,098                 -

         Increase (decrease) for valuation adjustments
           Goodwill                                                                   -                -             6,950
           Land                                                                       -                -            (5,000)
           Accounts payable and accrued liabilities                                   -                -             1,950

         Exchange of real estate in Atlantic City
           for reduction in CRDA obligation                                           -                -             2,200

NOTE 15-COMMITMENTS AND CONTINGENCIES

CASINO LICENSE

The operations of casinos in both The Bahamas and Atlantic City are subject to regulatory controls. A casino license must be obtained in each jurisdiction by the operator and the license must be periodically renewed and is subject to revocation at any time. In the event that the Company is not able to maintain its licenses, management believes that the Company would still realize the carrying value of its related assets.

CASINO REINVESTMENT DEVELOPMENT AUTHORITY ("CRDA") OBLIGATIONS

The New Jersey Casino Control Act, as amended, requires the Company to purchase bonds issued by the CRDA, or to make other investments authorized by the CRDA, in an amount equal to 1.25% of its gross gaming revenues, as defined. The CRDA bonds have interest rates ranging from 3.6% to 7.0% and have repayment terms of between 20 and 50 years.

At December 31, 1999, the Company had $8.2 million face value of bonds issued by the CRDA and had $18.2 million on deposit with the CRDA. These bonds and deposits, net of an estimated discount to reflect the below-market interest rate payable on the bonds, are included in deferred charges and other assets in the accompanying consolidated balance sheets. The fair value of the CRDA bonds approximates their carrying value.

In February 1999, the Company and various Atlantic City casinos entered into agreements with the CRDA to invest in a project the CRDA and the New Jersey Sports and Exposition Authority are planning, to renovate the existing Atlantic City Boardwalk Convention Center into a 10,000 to 14,000 seat special events center (the "Project").

The Project will be funded in phases through direct investments from various Atlantic City casinos, including the Company. Of the total budgeted cost, the Company has agreed to invest $8.7 million in cash which will be paid from funds the Company has or will have deposited with the CRDA to meet its investment obligations as described above. As of December 31, 1999, $1.8 million of the total amount deposited with the CRDA by the Company had been allocated to the Project. As the CRDA allocates funds deposited by the Company to the Project, the Company will receive an investment credit reducing its obligation to purchase CRDA bonds in an equal amount.

NEW HEADS OF AGREEMENT

In 1997, the Company amended an agreement with the Bahamian Government in 1995 that provided for certain investment incentives to encourage the Company to undertake an expansion program at Atlantis. As noted above, this agreement provides for certain fixed gaming taxes as well as a 10% gaming tax to be paid on gaming win over $20 million. The agreement also provides for a 50% credit against all variable gaming tax paid for a period of 11 years. This tax structure became effective January 1, 1998.

In order to secure the tax incentives, the Company was obligated to begin construction of at least 562 rooms on Paradise Island in place of the Pirate's Cove Beach Resort (a 562-room hotel on Paradise Island) which the Company demolished during the fourth quarter of 1998. The Company had plans for an additional 700-room Phase III hotel project at Atlantis which would have satisfied this condition. However, considering its available development resources and alternative uses of capital, the Company has postponed this project. As a result, in June 2000, the Company was notified by the Bahamian Government that these additional incentives have been suspended. Effective July 1, 2000, the casino win tax will revert back to the previous structure, as follows. There is no change in win tax on gaming win up to $20 million, however, the Company will incur 12.5% win tax on gaming win between $20 million and $120 million, and 10% win tax on gaming win in excess of $120 million. The $5 million annual reduction of fees will still apply, however, in lieu of the 50% credit on win tax to be paid on gaming win over $20 million, the Company will receive a 45% credit on win tax to be paid on gaming win between $20 million and $120 million. Under its agreement with the Bahamian Government, the additional tax incentives will be reinstated in the event the Company begins construction of these additional rooms. Although the Company currently has no plans to proceed with the Phase III development, it will continue to consider the results at its Paradise Island operations as well as general business trends and alternative uses of its capital in determining the timing of proceeding with Phase III.

The agreement also provides for a new five-year joint marketing agreement, pursuant to which the Bahamian Government shall match the Company's contribution, up to $4.0 million annually, toward the direct costs related to staging certain marketing events, public relations activities and the production and placement of advertisements in all media.

CONTROL OF SIHL

Sun International Investments Limited ("SIIL"), majority shareholder of SIHL, has agreed to control a majority of the SIHL Board of Directors through June 30, 2004.

LITIGATION, CLAIMS AND ASSESSMENTS

The Company is a defendant in certain litigation and is aware of certain claims and assessments incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such matters will not have a material adverse effect on the accompanying consolidated financial statements.

Beginning on or about January 20, 2000, eight class action lawsuits were filed in courts of the states of New York, New Jersey and Florida, by certain shareholders of SIHL. These actions, purportedly brought as class actions on behalf of all public shareholders, name SIIL, SIHL and directors of SIHL (including Chairman and Chief Executive Officer Solomon Kerzner) as defendants, alleging generally that they breached their fiduciary duties to shareholders in connection with SIIL's proposal to acquire all of the ordinary shares of SIHL not owned by SIIL or its shareholders for $24 per share. Answers were filed to each of the complaints on or about March 27, 2000. No further action is likely to occur pending efforts to consolidate the lawsuits. See "Proposed Acquisition of SIHL Ordinary Shares" described in Note 20.

         PURCHASE COMMITMENTS

At December 31, 1999, the Company had unfunded contracts in place for capital expenditures in The Bahamas of $27.1 million.

NOTE 16-SEGMENT INFORMATION

Statement of Financial Accounting Standards No.131 "Disclosures about Segments of an Enterprise and Related Information" requires the disclosure of information regarding the operations of the Company based upon how management makes operating decisions and assesses performance of such segments. The Company operates in four geographical segments in one industry, the development, operation and management of premier resort and casino properties. The Company evaluates the performance of its segments based primarily on operating profit before corporate expenses, interest expense, interest income, income taxes and non-recurring items. The following is an analysis of net revenues, contribution to consolidated income before provision for income taxes and extraordinary item and total assets, depreciation and amortization of goodwill and capital additions by geographical location:

NET REVENUES

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------
(In thousands of US dollars)                      1999              1998             1997
                                              ------------      ------------     ------------
Casino/hotel:
Atlantic City, New Jersey:
  Gaming                                        $221,015          $234,736         $244,156
  Rooms                                           15,160            16,148           16,514
  Food and beverage                               25,512            26,692           27,085
  Other                                            8,075            11,460           11,344
Less: promotional allowances                     (26,632)          (28,295)         (28,465)
                                                --------          --------         --------
                                                 243,130           260,741          270,634
                                                --------          --------         --------
Paradise Island, The Bahamas:
  Gaming                                         130,529            84,606           85,454
  Rooms                                          149,671            78,794           80,332
  Food and beverage                              111,588            59,901           64,244
  Other (a)                                       58,732            34,157           36,886
  Insurance recovery                              14,209                 -                -
  Less: promotional allowances                   (23,608)          (12,497)         (13,293)
                                                --------          --------         --------
                                                 441,121           244,961          253,623
                                                --------          --------         --------

Total casino/hotel                               684,251           505,702          524,257

Management and other fees:
  Connecticut                                     39,282            34,613           17,356
  Indian Ocean                                     6,477             6,032            5,273
  Dubai                                              538                 -                -
Other segments                                     8,419             4,531           12,026
                                                --------          --------         --------
  Net revenues                                  $738,967          $550,878         $558,912
                                                ========          ========         ========

CONTRIBUTION TO CONSOLIDATED INCOME BEFORE PROVISION FOR INCOME TAXES AND EXTRAORDINARY ITEM

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                   --------------------------------------------
(In thousands of US dollars)                         1999              1998              1997
                                                   --------          --------          --------
Casino/hotel:
  Atlantic City, New Jersey                        $   (253)         $ 19,915          $ 21,591
  Paradise Island, The Bahamas (a)                   93,609            42,132            46,240
                                                   --------          --------          --------
                                                     93,356            62,047            67,831
                                                   --------          --------          --------
Management and other fees, net of amortization:
  Connecticut                                        38,802            33,376            16,504
  Indian Ocean                                        6,477             6,032             5,273
  Dubai                                                 538                 -                 -
General corporate                                   (16,899)          (19,505)          (14,682)
Pre-opening expenses                                 (5,398)          (25,961)                -
Other segments                                        2,348               621             9,698
Corporate marketing, retail and public relations     (4,792)           (4,404)                -
                                                   --------          --------          --------
  Income from operations                            114,432            52,206            84,624
                                                   --------          --------          --------
Other income (expense):
  Interest income                                    12,725            15,651            16,144
  Interest expense, net of capitalization           (50,699)           (4,516)          (24,370)
Equity in earnings of associated companies:
  Indian Ocean                                        2,628             2,730             1,691
  France (b)                                              -                 -               523
Gain on sale of equity interest
  in associated company (b)                               -                 -            13,386
Other, net                                               60              (316)              335
                                                   --------          --------          --------
Income before provision for income
  taxes and extraordinary item                     $ 79,146          $ 65,755          $ 92,333
                                                   ========          ========          ========

TOTAL ASSETS, DEPRECIATION AND AMORTIZATION OF GOODWILL AND CAPITAL ADDITIONS

(In thousands of US dollars)                 AS OF DECEMBER 31, 1999             YEAR ENDED DECEMBER 31, 1999
                                             -----------------------          ----------------------------------
                                                                              DEPRECIATION AND
                                                                              AMORTIZATION CAPITAL
                                                        TOTAL ASSETS          OF GOODWILL              ADDITIONS
                                                        ------------          --------------------     ---------
Casino/hotel:
  Atlantic City, New Jersey                              $  429,854                $ 16,156            $ 42,574
  Paradise Island, The Bahamas                            1,054,708                  39,631              24,200
  Paradise Island Expansion,
    opened December 1998 (c)                                      -                       -             117,808
                                                         ----------                --------            --------
                                                          1,484,562                  55,787             184,582
                                                         ----------                --------            --------
Real estate related:
Atlantic City, New Jersey                                    61,307                       -               9,433
Paradise Island, The Bahamas                                 30,022                       -                   4
                                                         ----------                --------            --------
                                                             91,329                       -               9,437
                                                         ----------                --------            --------

Equity investment in Indian Ocean                            24,871                       -                   -
General Corporate                                            68,222                   1,120              10,828
Corporate marketing, retail and
  public relations                                            1,729                     321                 199
Other segments                                                  758                       2                   -
                                                         ----------                --------            --------
                                                         $1,671,471                $ 57,230            $205,046
                                                         ==========                ========            ========

TOTAL ASSETS, DEPRECIATION AND AMORTIZATION OF GOODWILL AND CAPITAL ADDITIONS, CONTINUED

(In thousands of US dollars)                 AS OF DECEMBER 31, 1998             YEAR ENDED DECEMBER 31, 1998
                                             -----------------------          ----------------------------------
                                                                              DEPRECIATION AND
                                                                              AMORTIZATION CAPITAL
                                                        TOTAL ASSETS          OF GOODWILL              ADDITIONS
                                                        ------------          --------------------     ---------
Casino/hotel:
  Atlantic City, New Jersey                              $  407,060                $ 14,155            $ 16,572
  Paradise Island, The Bahamas                              981,014                  15,993              13,569
  Paradise Island Expansion,
    opened December 1998 (c)                                      -                       -             381,321
                                                         ----------                --------            --------
                                                          1,388,074                  30,148             411,462
                                                         ----------                --------            --------
Real estate related:
  Atlantic City, New Jersey                                  56,839                       -              11,727
  Paradise Island, The Bahamas                               31,726                       -              18,371
                                                         ----------                --------            --------
                                                             88,565                       -              30,098
                                                         ----------                --------            --------
Equity investment in Indian Ocean                            26,894                       -                   -
General corporate                                           119,614                   1,835                 553
Corporate marketing, retail and
  public  relations                                           1,891                      97               1,870
Other segments                                                  695                       1                  13
                                                         ----------                --------            --------
                                                         $1,625,733                $ 32,081            $443,996
                                                         ==========                ========            ========


(In thousands of US dollars)                 AS OF DECEMBER 31, 1997             YEAR ENDED DECEMBER 31, 1997
                                             -----------------------          ----------------------------------
                                                                              DEPRECIATION AND
                                                                              AMORTIZATION CAPITAL
                                                        TOTAL ASSETS          OF GOODWILL              ADDITIONS
                                                        ------------          --------------------     ---------
Casino/hotel:
  Atlantic City, New Jersey                              $  418,486                $13,424             $  9,062
  Paradise Island, The Bahamas                              327,910                 13,874               11,107
  Paradise Island Expansion,
    under construction                                      225,514                      -              178,328
                                                         ----------                --------            --------
                                                            971,910                  27,298             198,497
                                                         ----------                --------            --------
Real estate related:
  Atlantic City, New Jersey                                 155,368                       -              19,726
  Paradise Island, The Bahamas                               28,284                       -               1,012
                                                         ----------                --------            --------
                                                            183,652                       -              20,738
                                                         ----------                --------            --------
Equity investment in Indian Ocean                            28,396                       -                   -
General corporate                                           190,782                   1,341                 465
                                                         ----------                --------            --------
                                                         $1,374,740                 $28,639            $219,700
                                                         ==========                 =======            ========

(a)  Includes tour operations.

(b) Equity investment in France was sold in June 1997.

(c) The total assets and depreciation for 1999 and 1998 are included in Paradise Island, The Bahamas.

NOTE 17-EQUITY IN EARNINGS OF ASSOCIATED COMPANIES

The accompanying consolidated financial statements include equity in earnings of associated companies as a result of the Company's 22.8% interest in a company that owns and operates beach resort hotels in the Indian Ocean ("Sun Indian Ocean") and 25% equity holding in a company that owns and operates casinos in France ("Sun France"). On June 17, 1997, the Company sold its investment in Sun France for cash proceeds of $18.8 million. The resulting gain on sale of investment was $13.4 million.

The following summarized financial information of Sun Indian Ocean has been prepared under United States generally accepted accounting principles at and for the years ended December 31, 1999, 1998 and 1997; converted to thousands of US dollars at the appropriate exchange rate.

                                                FOR THE YEAR ENDED DECEMBER 31,
                                          --------------------------------------------
                                             1999            1998              1997
                                          ----------      ----------        ----------
Revenues                                   $ 84,007        $ 88,773          $ 87,576
Income from operations                       15,630          17,172            13,942
Income before income taxes                   13,171          14,237             9,114


                                                       AS OF DECEMBER 31,
                                          --------------------------------------------
                                             1999            1998              1997
                                          ----------      ----------        ----------
Current assets                             $ 21,075        $ 23,123          $ 25,821
Total assets                                264,345         152,594           160,245
Current liabilities                          61,595          31,714            36,271
Shareholders' equity                        140,865          83,394            88,990


NOTE 18-DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risks arising from changes in interest rates. Due to current governmental policies in The Bahamas which equate one Bahamian dollar to one United States dollar and to its limited foreign operations in other jurisdictions, the Company does not have material market risk exposures relative to changes in foreign exchange rates.

CREDIT EXPOSURE

The Company is exposed to credit related losses in the event of non-performance by counterparties to certain interest rate swaps. The Company monitors the credit worthiness of the counter parties and presently does not expect default by any of the counterparties. The Company does not obtain collateral in connection with its derivative financial instruments.

The credit exposure that results from interest rate swaps is represented by the fair value of contracts with a positive fair value as of the reporting date. See
Note 19, Fair Value of Financial Instruments, for the fair value of derivatives. The Company had no credit exposure on its interest rate swaps at December 31, 1999.

INTEREST RATE RISK MANAGEMENT

The Company uses interest rate swap agreements to manage the impact of interest rate changes on the Company's Revolving Credit Facility. The amounts exchanged by the counter parties to interest rate swap agreements normally are based upon the notional amounts and other terms, generally related to interest rates, of the derivatives. While notional amounts of interest rate swaps form part of the basis for the amounts exchanged by the counterparties, the notional amounts are not themselves exchanged, and therefore do not represent a measure of the Company's exposure as an end user of derivative financial instruments. At December 31, 1999 and 1998, notional principal amounts related to interest rate swaps (variable to fixed rate) were $125.0 million and $90.0 million, respectively. The swap portfolio maturities at December 31, 1999 are as follows:
December 31, 2001-$50.0 million and January 2, 2002-$75.0 million. As of December 31, 1999, the weighted average fixed rate payment on the variable to fixed rate swaps was 6.89%. Variable rates received are indexed to LIBOR rate.

NOTE 19-FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The assumptions used have a significant effect on the estimated amounts reported.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments: (a) Cash and cash equivalents, receivables, other current assets, accounts payable, accrued liabilities and variable rate debt: The amounts reported in the accompanying consolidated balance sheets approximate fair value; (b) Fixed-rate debt: Fixed rate debt is valued based upon published market quotations, as applicable. The carrying amount of remaining fixed-rate debt approximates fair value; (c) Interest rate swaps: The fair value of interest rate swaps was determined from the representations of financial institutions. The carrying value and negative fair value of the Company's interest rate swaps was $0 and $644,000 at December 31, 1999, respectively, and $0 and $5.2 million at December 31, 1998, respectively.

NOTE 20-SUBSEQUENT EVENTS

PROPOSED ACQUISITION OF SIHL ORDINARY SHARES

On January 19, 2000, the Company announced that it had received a proposal from SIIL to acquire in a merger transaction all Ordinary Shares of the Company not already owned by SIIL or its shareholders for $24 per share in cash. To consider the proposal, the Company formed a committee of independent members of the Board of Directors (the "Special Committee") which retained its own financial and legal advisors. The proposed transaction was subject to various conditions, including approval by the Special Committee. On June 16, 2000, the Company announced that it was not able to negotiate a mutually satisfactory transaction with the Special Committee and that SIIL advised the Company that its proposal had been withdrawn.

In order to allow shareholders of the Company to sell at least a portion of their Ordinary Shares at the price formerly proposed by SIIL, the Board of Directors of the Company approved a self-tender offer for up to 5,000,000 Ordinary Shares at a $24 per share cash price. It is anticipated that the self-tender offer will commence on June 26, 2000 and will be made by an Offer to Purchase and related materials, copies of which will be filed with the Securities and Exchange Commission and mailed to the Company's shareholders. The self-tender offer is subject to the terms and conditions set forth in the Offer to Purchase, including the condition that the Ordinary Shares continue to be listed for trading on the New York Stock Exchange and that the Company remain subject to periodic reporting requirements of the Securities Exchange Act of 1934. The Company has been advised that the approximately 53% of the outstanding Ordinary Shares held by SIIL and its shareholders will not be sold in the self-tender.

In order to effect the self-tender, the Company amended its existing Revolving Bank Credit Agreement (the "Revolving Credit Facility") to allow the Company to repurchase up to $175 million worth of Ordinary Shares. As part of this amendment, the Revolving Credit Facility was reduced from $625 million to $500 million.

TERMINATION OF DESERT INN ACQUISITION AGREEMENT

In SIHL's Form 20-F Annual Report for the year ended December 31, 1998, it was reported that SIHL had entered into an Asset and Land Purchase Agreement with Starwood Hotels and Resorts Worldwide Inc. ("Starwood") pursuant to which SIHL had agreed to acquire the Desert Inn Hotel and Casino in Las Vegas (the "Desert Inn") for $275 million.

On March 2, 2000, SIHL and Starwood announced that they have agreed to terminate their agreement and that if Starwood sold the Desert Inn for less that the purchase price originally agreed by SIHL, then SIHL will pay to Starwood 50% of such deficit, up to a maximum of $15 million. In the event that Starwood sold the property for an amount in excess of the purchase price originally agreed to by SIHL, then SIHL will share 50% of such excess. Should SIHL be required to pay $15 million of any potential deficit, it would be paid from the $15 million previously paid to Starwood. The deposit is included in deferred charges and other assets in the accompanying consolidated balance sheets. On April 28, 2000, it was announced by Starwood that it had agreed to sell the Desert Inn for approximately $270 million and the parties intended to close the transaction by June 30, 2000.